UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13a-16 OR 15d-16
                     UNDER THE SECURITIES EXCHANGE ACT OF 1934




                         For the month of November, 2006

                           SPIRENT COMMUNICATIONS plc
     _____________________________________________________________________
                (Translation of registrant's name into English)

  Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex
                                RH10 9QL, UK.
     _____________________________________________________________________
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F    X         Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....        No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




                           SPIRENT COMMUNICATIONS PLC

                            RE: SHAREHOLDER PROPOSAL


     London, UK - 15 November 2006: The Board of Spirent Communications plc
("Spirent" "the Company" or "the Group") (LSE: SPT; NYSE: SPM), a leading communications technology company, has considered and rejected a proposal from Sherborne Investors GP, LLC ("Sherborne") to remove the Company Chairman, the
Chairman of the Audit Committee and the Chairman of the Remuneration Committee and to replace them with four Sherborne nominees. The consequent composition of the Spirent Board proposed by Sherborne would comprise four Sherborne nominees
(led by Mr Bramson of Sherborne who would become Chairman), one Lexa BV nominee, two independent non-executive directors and two executive directors.

     The Board of Spirent does not believe it is in shareholders' interests to accept the proposal which would cede de facto control of the Company to Sherborne without shareholders being offered a premium for control or having an opportunity to vote on the proposed change. In addition, the proposal would breach a number of the key principles of the Combined Code on Corporate
Governance.

     The Board of Spirent is committed to maximising value for all shareholders and has made clear that it would welcome input from Sherborne as a major investor. It has therefore offered Sherborne two seats on the Spirent Board, one as Deputy Chairman and one as Chairman of the Audit Committee. This offer has been rejected by Sherborne on the grounds it would not give them sufficient control over the Company.

     Sherborne has indicated that it may in the future take such other actions as they deem appropriate including requisitioning an Extraordinary General
Meeting of the Company pursuant to which Sherborne could seek representation on Spirent's Board of Directors.


     Current trading

     As indicated in the Company's statement on 5th October 2006, Spirent continues to focus on delivering its margin improvement targets. The trading environment remains highly competitive, exacerbated in the case of Service
Assurance by production issues at a component supplier and, in the case of Systems, by the recently announced reductions in Medicare Funding in the US. The outcome for the full year will, as in recent years, be dependent on performance through the fourth quarter as a whole.


John Weston, Chairman of Spirent said:


     "The Board of Spirent does not believe it is in shareholders' interests to accept the proposal which would cede de facto control of the Company to Sherborne without all shareholders being offered a premium for control or having an opportunity to vote on the proposed change."


                                   - ends -
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For further information please contact:


Reg Hoare               Smithfield          +44 (0)20 7360 4900
Angus Maitland          Maitland            +44 (0)20 7379 5151



Notes to editors:

     Sherborne has previously notified Spirent that it holds 130,250,000 shares in the Company, representing 14.68% of the issued share capital and Lexa BV has previously notified Spirent that it held 120,000,000 shares in the Company, representing 13.52% of the issued share capital.


About Spirent Communications plc

     Spirent Communications plc is a leading communications technology company focused on delivering innovative systems and services to meet the needs of customers worldwide. We are a global provider of performance analysis and service assurance solutions that enable the development and deployment of next-generation networking technologies such as broadband services, Internet telephony, 3G wireless and web applications and security testing. The Systems group develops power control systems for specialist electrical vehicles in the mobility and industrial markets. Further information about Spirent Communications plc can be found at www.spirent.com.

     Spirent Communications plc Ordinary shares are traded on the London Stock Exchange (ticker: SPT) and on the New York Stock Exchange (ticker: SPM; CUSIP number: 84856M209) in the form of American Depositary Shares ("ADS"), represented by American Depositary Receipts, with one ADS representing four Ordinary shares.

     Spirent and the Spirent logo are trademarks or registered trademarks of Spirent Communications plc. All other trademarks or registered trademarks mentioned herein are held by their respective companies. All rights reserved.


This press release may contain forward-looking statements (as that term is defined in the United States Private Securities Litigation Reform Act of 1995) based on current expectations or beliefs, as well as assumptions about future events. You can sometimes, but not always, identify these statements by the use of a date in the future or such words as "will", "anticipate", "estimate", "expect", "project", "intend", "plan", "should", "may", "assume" and other similar words. By their nature, forward-looking statements are inherently predictive and speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. You should not place undue reliance on these forward-looking statements, which are not a guarantee of future performance and are subject to factors that could cause our actual results to differ materially from those expressed or implied by these statements. The Company undertakes no obligation to update any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise.


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ______MICHAEL ANSCOMBE______

                                                     (Registrant)

Date: 15 November, 2006                   By   ____/s/ Michael Anscombe____

                                                    (Signature)*